Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Liberty Broadband Corporation:

We consent to the incorporation by reference in the following registration statements of Liberty Broadband Corporation (the Company) of our reports dated February 12, 2016, with respect to the consolidated balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive earnings (loss), cash flows, and equity for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10‑K of the Company.

Description	Registration Statement No.	Description
S-8	333-200436	Liberty Broadband Corporation Transitional Stock Adjustment Plan
S-8	333-200438	Liberty Broadband Corporation 2014 Omnibus Incentive Plan

/s/ KPMG LLP

Denver, Colorado
February 12, 2016